Lazard Capital Markets LLC
30 Rockefeller Plaza
New York, New York 10112

June 6, 2007

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington DC 20549
Attention: Mr. Larry Spirgel

Re:	Apex Bioventures Acquisition Corporation
Registration Statement on Form S-1
File No. 333-135755

Dear Mr. Spirgel:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), the undersigned hereby joins in the request of Apex Bioventures Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. EST on June 7, 2007, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between May 23, 2007 and the date hereof, 600 copies of the Preliminary Prospectus dated May 23, 2007 have been distributed as follows: 350 to prospective underwriters and dealers, 250 to institutional investors, 0 to retail investors and 0 to others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

LAZARD CAPITAL MARKETS LLC

By:	/s/ David G. McMillan, Jr.
Name: David G. McMillan, Jr.
Title: Managing Director